Lena R. Haslund	VIA EDGAR
(650) 843-5802
lhaslund@cooley.com

April 15, 2010

United States Securities and Exchange Commission

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Attn:                    John L. Krug

RE:                            Affymax, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-165220) (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned, as counsel for the registrant, hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 19, 2010, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the Registration Statement will continue to be subject to the delaying amendment set forth therein.

Sincerely,

/s/ Lena R. Haslund

Lena R. Haslund

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